February 23, 2007

Mail Stop 4561

Mr. Ralph Lyons
Vice Chairman, President and Chief Executive Officer
Central Virginia Bankshares, Inc.
2036 New Dorset Road
P. O. Box 39
Powhatan, Virginia 23139

Re: **Central Virginia Bankshares, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006,
June 30, 2006, and September 30, 2006
File Number: 000-24002

Dear Mr. Lyons:

We have reviewed your response to our comment letter dated December 28, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 31, 2006

Notes to the Consolidated Financial Statements

Note 9. Interest Rate Swap Agreement, page F-26

1. We note your response to comment one from our letter dated December 28, 2006 in which you state that you have applied the shortcut method of accounting for the hedge of your trust preferred securities. Your disclosure in Note 8 states that you have the option to defer quarterly distributions for up to five years. We note that the shortcut method as prescribed in paragraph 68 of SFAS 133 is only permissible for call and put options that are mirrored in the corresponding hedges, and not for interest deferral options. Therefore, these hedges do not meet the requirements of paragraph 68(b) of SFAS 133. Revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception or provide us with your SAB 99 analysis which supports no hedge accounting for these transactions would not be material to your financial statements.

Form 10-Q for the period ended September 30, 2006

Notes to Consolidated Financial Statements

Note 2. Securities, page 11

2. We note your response to comment two from our letter dated December 28, 2006. Please address the following:

- tell us if you have sold any of the securities included within your "bank eligible preferred and equities" subcategory in any of the periods presented in your filing. If so, tell us how this impacts your assertion that you have the ability and intent to hold these securities;
- you state that you evaluate on a quarterly basis the nature and extent of an unrealized loss based upon the probability of recovery. Please provide us with your analysis which includes the forecasted period and probability considerations you relied upon to conclude that these securities were not other than temporarily impaired as of each of the periods presented in your filing; and
- tell us the fair values and unrealized losses for these securities as of December 31, 2006, similar to that included in Appendix A of your response letter.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3490, if you have questions regarding these comments.

Sincerely,

Don Walker
Senior Assistant Chief Accountant